UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
for the period ended 30 June 2009
Commission File Number 1-06262
BP p.l.c.
(Translation of registrant’s name into English)
1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-157906) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-155798) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c.,THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119934) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. AND SUBSIDIARIES
FORM 6-K FOR THE PERIOD ENDED 30 JUNE 2009*

		Page

1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period January-June 2009	3-9, 16-18

2.	Consolidated Financial Statements including Notes to Consolidated Financial Statements for the period January-June 2009	10-15, 20-29

3.	Environmental, Operating and Other Information	19

4.	Signatures	30

5.	Exhibit 99.1: Computation of ratio of earnings to fixed charges	31

	Exhibit 99.2: Capitalization and indebtedness	32

*	In this Form 6-K, references to the first half 2009 and first half 2008 refer to the six-month periods ended 30 June 2009 and 30 June 2008 respectively. References to second quarter 2009 and second quarter 2008 refer to the three-month periods ended 30 June 2009 and 30 June 2008 respectively.

Group results second quarter and half year 2009

Second quarter			First half
2008	2009		2009	2008

		$ million
108,747	54,777	Sales and other operating revenues	102,073	196,492
9,358	4,385	Profit for the period(a)	6,947	16,452

49.70	23.41	— per ordinary share (cents)	37.10	87.28
2.98	1.40	— per ADS (dollars)	2.23	5.23

•	The following discussion should be read in conjunction with the consolidated financial statements and related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, for the year ended 31 December 2008 in BP’s Annual Report on Form 20-F for the year ended 31 December 2008.

•	BP’s second quarter profit was $4,385 million, compared with $9,358 million a year ago, a decrease of 53%. For the half year, profit was $6,947 million compared with $16,452 million a year ago, down 58%. The second quarter profit included inventory holding gains, after their associated tax effect, of $1,245 million compared with gains of $2,612 million in the same quarter last year. For the half year, inventory holding gains, after their associated tax effect, were $1,420 million compared with $3,475 million in the first half of 2008. See footnote (c) on page 15 for further information.

•	The second quarter result included a net credit of $196 million for non-operating items compared with a net charge of $1,428 million in the second quarter of 2008. For the half year, the respective amounts were a net charge of $29 million and a net charge of $1,332 million — see further details on page 16. Fair value accounting effects for the second quarter in Exploration and Production and Refining and Marketing had a net $6 million favourable impact compared to a net $347 million unfavourable impact in the second quarter of 2008. For the half year, the respective amounts were $37 million favourable and $447 million unfavourable — see further details on page 17. Information on fair value accounting effects is non-GAAP.

•	Finance costs and net finance income or expense relating to pensions and other post-retirement benefits were $321 million for the second quarter, compared to $221 million for the same period last year. For the half year, the respective amounts were $689 million and $467 million. The net increase in cost was primarily due to a reduction in the expected return on pension plan assets.

•	The effective tax rate on group profit for the second quarter and half year was 35% and 36% respectively, the same as a year ago.

•	Net cash provided by operating activities for the quarter and half year was $6.8 billion and $12.3 billion compared with $6.7 billion and $17.6 billion respectively a year ago.

•	Net debt at the end of the quarter was $27.1 billion. The ratio of net debt to net debt plus equity was 22% compared with 20% a year ago. Net debt information is non-GAAP and is defined on page 4. Gross debt at the end of the quarter was $36.2 billion compared to $30.2 billion a year ago. The ratio of gross debt to gross debt plus equity was 27%, compared with 22% a year ago.

•	Total capital expenditure for the second quarter and half year was $4.8 billion and $9.4 billion respectively. Capital expenditure, excluding acquisitions and asset exchanges, is expected to be less than $20 billion for the year. Disposal proceeds were $0.7 billion for the quarter and $1.0 billion for the half year.

•	The quarterly dividend, to be paid in September, is 14 cents per share ($0.84 per ADS), the same as a year ago. In sterling terms, the quarterly dividend is 8.503 pence per share, compared with 7.039 pence per share a year ago, an increase of 21%.

(a)	Profit attributable to BP shareholders.
The commentaries above and following should be read in conjunction with the cautionary statement on page 9.

Per share amounts

Second quarter			First half
2008	2009		2009	2008

		Per ordinary share (cents)(a)
49.70	23.41	Profit for the period	37.10	87.28

		Per ADS (dollars)(a)
2.98	1.40	Profit for the period	2.23	5.23

(a)	See Note 4 on page 22 for details of the calculation of earnings per share.
Net debt ratio — net debt: net debt + equity

Second quarter			First half
2008	2009		2009	2008

		$ million
30,189	36,240	Gross debt	36,240	30,189
900	179	Less: fair value asset (liability) of hedges related to finance debt	179	900

29,289	36,061		36,061	29,289
3,593	8,959	Cash and cash equivalents	8,959	3,593

25,696	27,102	Net debt	27,102	25,696

105,965	96,949	Equity	96,949	105,965
20%	22%	Net debt ratio	22%	20%

Net debt and net debt ratio are non-GAAP measures. Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’. We believe that net debt and net debt ratio provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders.
Dividends
Dividends payable
BP announced a dividend of 14 cents per ordinary share to be paid in September. Holders of ordinary shares will receive 8.503 pence per share and holders of American Depositary Receipts $0.84 per ADS. The dividend is payable on 8 September 2009 to shareholders on the register, and to ADR holders of record, on 14 August 2009. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 8 September 2009.
Dividends paid

Second quarter			First half
2008	2009		2009	2008

		Dividends paid per ordinary share
13.525	14.000	cents	28.000	27.050
6.830	9.584	pence	19.402	13.643
81.15	84.00	Dividends paid per ADS (cents)	168.00	162.30

Exploration and Production

Second quarter			First half
2008	2009		2009	2008
		$ million
24,507	12,848	Sales and other operating revenues	25,191	47,429
10,771	5,046	Replacement cost profit before interest and tax(a)(b)	9,366	20,843

		By region
3,601	1,161	US	2,304	6,686
7,170	3,885	Non-US	7,062	14,157

10,771	5,046		9,366	20,843

(a)	Equity-accounted entities are included after interest and tax.

(b)	See page 15 for information on replacement cost reporting for operating segments.
Sales and other operating revenues for the second quarter and half year were $13 billion and $25 billion respectively, compared with $25 billion and $47 billion for the corresponding periods in 2008. The decreases for both the quarter and half year were primarily due to lower realizations. Gas and NGLs marketing sales, which are included in sales and other operating revenues, also decreased compared with the equivalent periods of 2008.
The replacement cost profit before interest and tax for the second quarter and half year was $5,046 million and $9,366 million respectively, decreases of 53% and 55% compared to the same periods in 2008. The decreases in both periods were primarily due to lower realizations and lower earnings from equity-accounted entities, primarily TNK-BP due to lower prices and the effect of lagged tax reference prices. Additionally, the results for both periods reflected higher depreciation but benefited from the impact of higher reported volumes and lower costs, with unit production costs 12% lower than in the second quarter of 2008.
In addition, the second quarter and half year benefited from net non-operating gains of $507 million and $818 million respectively, primarily related to gains on the sale of operations and fair value gains on embedded derivatives. The corresponding periods in 2008 included net non-operating losses of $1,976 million and $2,352 million respectively. In the second quarter and half year, fair value accounting effects had favourable impacts of $135 million and $293 million respectively compared with unfavourable impacts of $373 million and $632 million in the same periods of last year.
Reported production for the quarter was 2,706mboe/d for subsidiaries and 1,299mboe/d for equity-accounted entities. In total, this was more than 4% higher than the second quarter of 2008. After adjusting for entitlement impacts in our production-sharing agreements (PSAs) and the effect of OPEC quota restrictions, the increase in total production was also 4%. This primarily reflects the continued ramp-up of production from major projects that started up in 2008 and the first half of 2009. As previously indicated we expect total production in 2009 to be higher than 2008. The actual growth rate will depend on a number of factors including the impact of oil price in PSAs and OPEC quota restrictions. We expect the quarterly phasing of underlying production during the year to reflect the normal seasonal effects associated with turnaround activity. Reported production for the half year was 2,711mboe/d for subsidiaries and 1,300mboe/d for equity-accounted entities. In total, this was more than 3% higher than the same period of 2008. After adjusting for the effect of entitlement changes in our PSAs and the effect of OPEC quota restrictions, total production was 4% higher. For further information on the production of subsidiaries and equity-accounted entities, see page 6.
During the quarter we announced that production had commenced from the Dorado (BP 75% and operator) and King South (BP 100%) projects in the Gulf of Mexico. Both projects are subsea tiebacks to the existing Marlin Platform.
On 27 May, Sonangol and BP announced the Oberon oil discovery in ultra-deepwater Block 31, offshore Angola (BP 26.67% and operator). This is the eighteenth discovery made by BP in Block 31.
In Egypt, the Egyptian Natural Gas Holding Company awarded BP two blocks in the 2008 International bid round. North Tineh Offshore is in a deepwater offshore area of the Nile Delta, will be operated by BP (100%) and was ratified in June. North Damietta Offshore is an adjacent block that BP will operate with Shell and Petronas, with one third working interest each. In Iraq’s first licensing round on 30 June, BP (operator) and China National Petroleum Corporation were awarded the rights to redevelop the Rumaila oilfield.
During the quarter, we sold our wholly-owned subsidiary, BP West Java Limited (BPWJ), to PT Pertamina (Persero). Pertamina purchased BPWJ for a consideration of $278 million.
Shortly after the end of the quarter, BP, as operator on behalf of the Tangguh project partners, announced that the first cargo of liquefied natural gas (LNG) had been lifted from the Tangguh LNG project (BP 37.16% and operator) in Papua Barat, Indonesia. We also announced, together with SOCAR (the State Oil Company of the Republic of Azerbaijan), that we have signed a memorandum of understanding to jointly explore and develop the Shafag and Asiman structures in the Azerbaijan sector of the Caspian Sea. In the Gulf of Mexico we announced the drilling of a successful appraisal well in a previously untested southern segment of the Mad Dog field (BP 60.5% and operator).

Exploration and Production

Second quarter			First half
2008	2009		2009	2008
		$ million
		Non-operating items
(8)	118	US	189	(16)
(1,968)	389	Non-US	629	(2,336)

(1,976)	507		818	(2,352)

		Fair value accounting effects(a)
(236)	92	US	300	(378)
(137)	43	Non-US	(7)	(254)

(373)	135		293	(632)

		Exploration expense
47	235	US	279	119
71	112	Non-US	187	292

118	347		466	411

		Liquids production for subsidiaries (mb/d) (net of royalties)(b)
534	661	US	652	544
226	201	Europe	206	230
—	—	Russia	—	—
500	534	Rest of World	534	525

1,260	1,396		1,392	1,299

1,148	1,130	Liquids production for equity-accounted entities (mb/d) (net of royalties)(b)	1,123	1,132

2,140	2,339	Natural gas production for subsidiaries (mmcf/d) (net of royalties) US	2,337	2,144
744	645	Europe	741	870
—	—	Russia	—	—
4,310	4,611	Rest of World	4,566	4,315

7,194	7,595		7,644	7,329

1,054	985	Natural gas production for equity-accounted entities (mmcf/d) (net of royalties)	1,029	1,027

		Total hydrocarbon production for subsidiaries (mboe/d) (net of royalties)(c)
903	1,064	US	1,055	914
354	312	Europe	334	381
—	—	Russia	—	—
1,243	1,330	Rest of World	1,322	1,267

2,500	2,706		2,711	2,562

1,330	1,299	Total hydrocarbon production for equity-accounted entities (mboe/d) (net of royalties)(c)	1,300	1,309

		Average realizations(d)
109.95	52.33	Total liquids ($/bbl)	46.84	100.66
6.63	2.86	Natural gas ($/mcf)	3.25	6.25
75.39	35.02	Total hydrocarbons ($/boe)	33.22	68.85

(a)	These effects represent the favourable (unfavourable) impact relative to management’s measure of performance. Further information on fair value accounting effects is provided on page 17.

(b)	Crude oil and natural gas liquids.

(c)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

(d)	Based on sales of consolidated subsidiaries only — this excludes equity-accounted entities.

(e)	Additional operating information is provided on pages 14 and 19.
Because of rounding, some totals may not agree exactly with the sum of their component parts.

Refining and Marketing

Second quarter			First half
2008	2009		2009	2008
		$ million
97,892	49,333	Sales and other operating revenues	89,906	174,504
539	680	Replacement cost profit before interest and tax(a)(b)	1,770	1,788

		By region
(401)	(326)	US	(18)	(247)
940	1,006	Non-US	1,788	2,035

539	680		1,770	1,788

		Analysis of sales and other operating revenues
19,684	9,447	Sale of crude oil through spot and term contracts	15,985	33,752
75,133	38,640	Marketing, spot and term sales of refined products	70,270	135,196
3,075	1,246	Other sales	3,651	5,556

97,892	49,333		89,906	174,504

(a)	Equity-accounted entities are included after interest and tax.

(b)	See page 15 for information on replacement cost reporting for operating segments.
Sales and other operating revenues for the second quarter and half year were $49 billion and $90 billion respectively, compared with $98 billion and $175 billion for the corresponding periods in 2008. The decreases for both the quarter and half year primarily reflected decreases in marketing, spot and term sales of refined products, driven mainly by lower prices but also impacted by adverse foreign exchange effects. In addition, sales of crude oil through spot and term contracts decreased as a result of lower prices.
The replacement cost profit before interest and tax for the second quarter and half year was $680 million and $1,770 million respectively. The results in the equivalent periods of 2008 were $539 million and $1,788 million. The second quarter’s result included a net non-operating charge of $166 million, compared to a net charge of $99 million a year ago. For the half year, the net non-operating charge was $516 million, primarily relating to restructuring, compared to a net gain of $510 million a year ago. Fair value accounting effects had unfavourable impacts of $126 million in the second quarter and $235 million for the half year. A year ago, there were unfavourable impacts of $161 million and $60 million respectively.
After adjusting for non-operating items and fair value accounting effects, both the second quarter and half-year results were stronger than in 2008, despite a weaker refining environment. The turnaround of the segment continues to deliver significantly lower costs. Improved operational performance has also contributed to the year-on-year improvement, particularly for the half year. For the first half these two factors have more than offset the adverse impact of weaker refining margins. The first half also benefited from a much stronger supply and trading contribution, which returned to a more normal level in the second quarter after the particularly strong first-quarter performance. The weakening of the US dollar and the increase in crude prices also created a gain on in-transit barrels in the second quarter.
Within our Fuels Value Chains, BP’s actual refining margins in the first half decreased even more year on year than the global indicator margin, as our highly upgraded facilities were impacted by a very narrow light-heavy crude spread and the collapse of gasoil cracks due to the weakening economy. Marketing volumes of refined products were down 5% in the first half, compared to the same period in 2008.
The International Businesses continued to perform well with some recovery in petrochemicals margins, despite volumes that were depressed by more than 24% in the first half compared to a year ago, and sustained delivery in Lubricants.
Refining throughput for the quarter was 2,269mb/d compared to 2,239mb/d for the same period a year ago and for the half year it was 2,257mb/d compared to 2,202mb/d in 2008. Solomon availability, at 93.6%, was 1.3 percentage points above the first quarter of 2009 and 5.3 percentage points higher than the second quarter of 2008. The year-on-year increase was principally driven by improvements at the Texas City refinery.
On 26 June, BP announced the sale of the ground fuels marketing business in Greece, to Hellenic Petroleum for €359 million subject to various adjustments at closing. The deal is subject to regulatory approval and certain conditions, but is expected to complete before the end of 2009.
Indicator refining margins in the third quarter to date have been lower than in the second quarter and substantially below 2008 levels. Refining availability is expected to remain higher than in 2008, but otherwise the outlook continues to be challenging with high distillate inventories and continuing low demand.

Refining and Marketing

Second quarter			First half
2008	2009		2009	2008
		$ million
		Non-operating items
(16)	(27)	US	(161)	758
(83)	(139)	Non-US	(355)	(248)

(99)	(166)		(516)	510

		Fair value accounting effects(a)
53	(46)	US	19	148
(214)	(80)	Non-US	(254)	(208)

(161)	(126)		(235)	(60)

		Refinery throughputs (mb/d)
1,189	1,188	US	1,176	1,133
753	763	Europe	773	764
297	318	Rest of World	308	305

2,239	2,269	Total throughput	2,257	2,202

88.3	93.6	Refining availability (%)(b)	92.9	88.1

		Oil sales volumes (mb/d) Refined products
1,498	1,431	US	1,417	1,477
1,551	1,457	Europe	1,493	1,558
716	634	Rest of World	625	704

3,765	3,522	Total marketing sales	3,535	3,739
2,017	2,085	Trading/supply sales	2,127	2,032

5,782	5,607	Total refined product sales	5,662	5,771
1,848	1,994	Crude oil	1,919	1,854

7,630	7,601	Total oil sales	7,581	7,625

		Global Indicator Refining Margin ($/bbl)(c)
7.46	3.10	NWE	3.88	6.12
8.59	6.00	USGC	6.34	7.40
6.53	8.54	US Midwest	7.79	3.82
9.94	7.14	USWC	8.54	7.92
9.41	(0.11)	Singapore	1.19	7.09
8.19	4.98	BP Average	5.59	6.38

		Chemicals production (kte)
1,022	745	US	1,458	2,058
821	867	Europe	1,655	1,790
1,598	1,035	Rest of World	2,154	3,129

3,441	2,647	Total production	5,267	6,977

(a)	These effects represent the favourable (unfavourable) impact relative to management’s measure of performance. Further information on fair value accounting effects is provided on page 17.

(b)	Refining availability represents Solomon Associates’ operational availability, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory maintenance downtime.

(c)	The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

Other businesses and corporate

Second quarter			First half
2008	2009		2009	2008

		$ million
1,200	603	Sales and other operating revenues	1,187	2,308
(314)	(583)	Replacement cost profit (loss) before interest and tax(a)(b)	(1,344)	(527)

		By region
(185)	(129)	US	(408)	(337)
(129)	(454)	Non-US	(936)	(190)

(314)	(583)		(1,344)	(527)

		Results include Non-operating items
(33)	(33)	US	(149)	(82)
(90)	(6)	Non-US	(211)	(122)

(123)	(39)		(360)	(204)

(a)	Includes replacement cost profit after interest and tax of equity-accounted entities.
(b)	See page 15 for information on replacement cost reporting for operating segments.
Other businesses and corporate comprises the Alternative Energy business, Shipping, the group’s aluminium asset, Treasury (which includes interest income on the group’s cash and cash equivalents), and corporate activities worldwide.
The replacement cost loss before interest and tax for the second quarter and half year was $583 million and $1,344 million respectively, compared with losses of $314 million and $527 million a year ago. The increased charge in both periods was primarily due to negative foreign exchange effects and a much weaker business environment for Shipping and Alternative Energy, partially offset by the continued reduction in corporate costs. The net non-operating charge for the second quarter and half year was $39 million and $360 million respectively, compared with net charges of $123 million and $204 million a year ago.
In Alternative Energy, our BP Solar business and RGE Energy AG of Germany announced a partnership to build one of the world’s largest solar projects in Germany. The planned solar system is expected to deliver around 43,000 megawatt hours per year of green electricity. Solar sales in the second quarter and half year were 27MW and 42MW respectively, compared to 39MW and 73MW in the same periods of last year, reflecting ongoing demand weakness in the market.
On 1 July, US Department of Energy Secretary Steven Chu announced that Hydrogen Energy LLC, a 50:50 joint venture between BP and Rio Tinto, has been selected for up to $308 million in project funding from the American Recovery and Reinvestment Act.
In wind generation, BP’s net capacity(c) at the end of the second quarter was 678MW, compared to 172MW a year ago.

(c)	Net wind capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP’s share of equity-accounted entities.

Cautionary statement regarding forward-looking statements: The foregoing discussion contains forward-looking statements particularly those regarding capital expenditure, production, phasing of production, operatorship of new projects, expected timing of completion of sale of Greek fuels marketing business, refining availability, outlook for the Refining and Marketing segment and expected delivery of green electricity. By their nature, forward-looking statements involve risk and uncertainty and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields onstream; industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed in this Announcement. For more information you should refer to our Annual Report and Accounts 2008 and our 2008 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

Group income statement

Second quarter			First half
2008	2009		2009	2008

		$ million
108,747	54,777	Sales and other operating revenues (Note 2)	102,073	196,492
1,752	357	Earnings from jointly controlled entities — after interest and tax	577	2,727
251	714	Earnings from associates — after interest and tax	999	476
153	191	Interest and other income	394	431
79	522	Gains on sale of businesses and fixed assets	603	1,004

110,982	56,561	Total revenues and other income	104,646	201,130

77,499	36,007	Purchases	66,784	139,888
7,408	5,997	Production and manufacturing expenses	12,104	14,207
2,299	673	Production and similar taxes (Note 3)	1,134	3,908
2,850	3,092	Depreciation, depletion and amortization	5,915	5,632
23	216	Impairment and losses on sale of businesses and fixed assets	353	63
118	347	Exploration expense	466	411
3,977	3,290	Distribution and administration expenses	6,639	7,873
2,081	(154)	Fair value (gain) loss on embedded derivatives	(340)	2,771

14,727	7,093	Profit before interest and taxation	11,591	26,377
381	274	Finance costs	592	787
(160)	47	Net finance expense (income) relating to pensions and other post-retirement benefits	97	(320)

14,506	6,772	Profit before taxation	10,902	25,910
5,036	2,343	Taxation	3,876	9,228

9,470	4,429	Profit for the period	7,026	16,682

		Attributable to
9,358	4,385	BP shareholders	6,947	16,452
112	44	Minority interest	79	230

9,470	4,429		7,026	16,682

		Earnings per share — cents (Note 4)
		Profit for the period attributable to BP shareholders
49.70	23.41	Basic	37.10	87.28
49.23	23.16	Diluted	36.72	86.48

Group statement of comprehensive income

Second quarter			First half
2008	2009		2009	2008

		$ million
9,470	4,429	Profit for the period	7,026	16,682

255	2,393	Currency translation differences	1,382	1,033
322	207	Available-for-sale investments marked to market	281	131
—	—	Available-for-sale investments — recycled to the income statement	2	(5)
49	648	Cash flow hedges marked to market	437	123
1	178	Cash flow hedges — recycled to the income statement	417	(1)
(18)	42	Cash flow hedges — recycled to the balance sheet	113	(41)
(4)	439	Taxation	357	93

605	3,907	Other comprehensive income	2,989	1,333

10,075	8,336	Total comprehensive income	10,015	18,015

		Attributable to
9,964	8,260	BP shareholders	9,928	17,782
111	76	Minority interest	87	233

10,075	8,336		10,015	18,015

Group statement of changes in equity

	BP
	shareholders’	Minority	Total
	equity	interest	equity

$ million
At 31 December 2008	91,303	806	92,109

Total comprehensive income	9,928	87	10,015
Dividends	(5,239)	(185)	(5,424)
Share-based payments (net of tax)	249	—	249

At 30 June 2009	96,241	708	96,949

	BP
	shareholders’	Minority	Total
	equity	interest	equity

$ million
At 31 December 2007	93,690	962	94,652

Total comprehensive income	17,782	233	18,015
Dividends	(5,099)	(122)	(5,221)
Repurchase of ordinary share capital	(1,796)	—	(1,796)
Share-based payments (net of tax)	315	—	315

At 30 June 2008	104,892	1,073	105,965

Group balance sheet

	30 June	31 December
	2009	2008

$ million
Non-current assets
Property, plant and equipment	105,779	103,200
Goodwill	10,304	9,878
Intangible assets	10,951	10,260
Investments in jointly controlled entities	15,266	23,826
Investments in associates	12,929	4,000
Other investments	1,138	855

Fixed assets	156,367	152,019
Loans	1,212	995
Other receivables	990	710
Derivative financial instruments	4,423	5,054
Prepayments	1,303	1,338
Defined benefit pension plan surpluses	1,990	1,738

	166,285	161,854

Current assets
Loans	185	168
Inventories	18,650	16,821
Trade and other receivables	29,246	29,261
Derivative financial instruments	6,760	8,510
Prepayments	2,712	3,050
Current tax receivable	562	377
Cash and cash equivalents	8,959	8,197

	67,074	66,384

Total assets	233,359	228,238

Current liabilities
Trade and other payables	34,764	33,644
Derivative financial instruments	6,181	8,977
Accruals	5,815	6,743
Finance debt	12,018	15,740
Current tax payable	2,826	3,144
Provisions	1,403	1,545

	63,007	69,793

Non-current liabilities
Other payables	3,109	3,080
Derivative financial instruments	5,039	6,271
Accruals	713	784
Finance debt	24,222	17,464
Deferred tax liabilities	16,800	16,198
Provisions	12,999	12,108
Defined benefit pension plan and other post-retirement benefit plan deficits	10,521	10,431

	73,403	66,336

Total liabilities	136,410	136,129

Net assets	96,949	92,109

Equity
BP shareholders’ equity	96,241	91,303
Minority interest	708	806

	96,949	92,109

Condensed group cash flow statement

Second quarter			First half
2008	2009		2009	2008

		$ million
		Operating activities
14,506	6,772	Profit before taxation	10,902	25,910
		Adjustments to reconcile profit before taxation to net cash provided by operating activities
2,894	3,315	Depreciation, depletion and amortization and exploration expenditure written off	6,164	5,860
(56)	(306)	Impairment and (gain) loss on sale of businesses and fixed assets	(250)	(941)
(1,491)	(250)	Earnings from equity-accounted entities, less dividends received	(502)	(1,304)
(183)	38	Net charge for interest and other finance expense, less net interest paid	127	(301)
173	101	Share-based payments	187	238
46	(46)	Net operating charge for pensions and other post-retirement benefits, less contributions and benefit payments for unfunded plans	(20)	163
(40)	(49)	Net charge for provisions, less payments	232	(205)
(5,710)	(1,093)	Movements in inventories and other current and non-current assets and liabilities(a)	(1,061)	(6,427)
(3,421)	(1,725)	Income taxes paid	(3,450)	(5,381)

6,718	6,757	Net cash provided by operating activities	12,329	17,612

		Investing activities
(4,713)	(5,211)	Capital expenditure	(10,028)	(9,148)
(209)	(8)	Acquisitions, net of cash acquired	(8)	(209)
(247)	(110)	Investment in jointly controlled entities	(213)	(613)
(3)	(40)	Investment in associates	(87)	(7)
59	360	Proceeds from disposal of fixed assets	671	335
—	337	Proceeds from disposal of businesses, net of cash disposed	337	—
212	96	Proceeds from loan repayments	213	334
—	—	Other	47	—

(4,901)	(4,576)	Net cash (used in) provided by investing activities	(9,068)	(9,308)

		Financing activities
(928)	27	Net issue (repurchase) of shares	62	(1,817)
655	4,441	Proceeds from long-term financing	9,060	2,832
(1,654)	(1,597)	Repayments of long-term financing	(4,177)	(2,191)
1,516	(1,860)	Net increase (decrease) in short-term debt	(2,042)	(1,908)
(2,545)	(2,620)	Dividends paid — BP shareholders	(5,239)	(5,099)
(86)	(74)	— Minority interest	(185)	(122)

(3,042)	(1,683)	Net cash (used in) provided by financing activities	(2,521)	(8,305)

(2)	101	Currency translation differences relating to cash and cash equivalents	22	32

(1,227)	599	Increase (decrease) in cash and cash equivalent	762	31
4,820	8,360	Cash and cash equivalents at beginning of period	8,197	3,562

3,593	8,959	Cash and cash equivalents at end of period	8,959	3,593

(a) Includes
(3,952)	(1,874)	Inventory holding (gains) losses	(2,128)	(5,278)
2,081	(154)	Fair value (gain) loss on embedded derivatives	(340)	2,771

Inventory holding gains and losses and fair value gains and losses on embedded derivatives are also included within profit before taxation

Capital expenditure and acquisitions

Second quarter			First half
2008	2009		2009	2008

		$ million
		By business
		Exploration and Production
1,801	1,422	US	3,092	3,016
2,148	2,144	Non-US(a)	4,179	6,935

3,949	3,566		7,271	9,951

		Refining and Marketing
662	562	US(a)	1,129	2,959
582	276	Non-US	502	953

1,244	838		1,631	3,912

		Other businesses and corporate
463	364	US(b)	420	730
146	50	Non-US	91	254

609	414		511	984

5,802	4,818		9,413	14,847

		By geographical area
2,926	2,348	US(a)(b)	4,641	6,705
2,876	2,470	Non-US(a)	4,772	8,142

5,802	4,818		9,413	14,847

		Included above:
324	—	Acquisitions and asset exchanges(a)	—	2,288

(a)	First half 2008 included capital expenditure of $2,848 million in Exploration and Production and an asset exchange of $1,904 million in Refining and Marketing relating to the formation of an integrated North American oil sands business.

(b)	Second quarter 2009 includes $297 million of capital expenditure on wind turbines for post-2009 wind projects.
Exchange rates

Second quarter			First half
2008	2009		2009	2008

1.97	1.55	US dollar/sterling average rate for the period	1.49	1.97
1.99	1.65	US dollar/sterling period-end rate	1.65	1.99
1.56	1.36	US dollar/euro average rate for the period	1.33	1.53
1.58	1.41	US dollar/euro period-end rate	1.41	1.58

Analysis of replacement cost profit before interest and tax and reconciliation to profit before taxation(a)

Second quarter			First half
2008	2009		2009	2008

		$ million
		By business
		Exploration and Production
3,601	1,161	US	2,304	6,686
7,170	3,885	Non-US	7,062	14,157

10,771	5,046		9,366	20,843

		Refining and Marketing
(401)	(326)	US	(18)	(247)
940	1,006	Non-US	1,788	2,035

539	680		1,770	1,788

		Other businesses and corporate
(185)	(129)	US	(408)	(337)
(129)	(454)	Non-US	(936)	(190)

(314)	(583)		(1,344)	(527)

10,996	5,143		9,792	22,104
(221)	76	Consolidation adjustment	(329)	(1,005)

10,775	5,219	Replacement cost profit before interest and tax(b)	9,463	21,099
		Inventory holding gains (losses)(c)
48	16	Exploration and Production	(18)	30
3,891	1,856	Refining and Marketing	2,183	5,215
13	2	Other businesses and corporate	(37)	33

14,727	7,093	Profit before interest and tax	11,591	26,377
381	274	Finance costs	592	787
(160)	47	Net finance expense (income) relating to pensions and other post-retirement benefits	97	(320)

14,506	6,772	Profit before taxation	10,902	25,910

		Replacement cost profit before interest and tax By geographical area
3,267	730	US	1,584	5,888
7,508	4,489	Non-US	7,879	15,211

10,775	5,219		9,463	21,099

(a)	IFRS requires that the measure of profit or loss disclosed for each operating segment is the measure that is provided regularly to the chief operating decision maker for the purposes of performance assessment and resource allocation. For BP, this measure of profit or loss is replacement cost profit before interest and tax. In addition, a reconciliation is required between the total of the operating segments’ measures of profit or loss and the group profit or loss before taxation.

(b)	Replacement cost profit reflects the replacement cost of supplies. The replacement cost profit for the period is arrived at by excluding from profit inventory holding gains and losses and their associated tax effect. Replacement cost profit for the group is not a recognized GAAP measure.

(c)	Inventory holding gains and losses represent the difference between the cost of sales calculated using the average cost to BP of supplies incurred during the period and the cost of sales calculated on the first-in first-out (FIFO) method including any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge to the income statement on a FIFO basis (and any related movements in net realizable value provisions) and the charge that would arise using average cost of supplies incurred during the period. For this purpose, average cost of supplies incurred during the period is calculated by dividing the total cost of inventory purchased in the period by the number of barrels acquired. The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions.

Management believes this information is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due principally to changes in oil prices as well as changes to underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of oil price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP’s management believes it is helpful to disclose this information.

Non-operating items(a)

Second quarter			First half
2008	2009		2009	2008

		$ million
		Exploration and Production
111	359	Impairment and gain (loss) on sale of businesses and fixed assets	432	132
(5)	—	Environmental and other provisions	—	(5)
—	(6)	Restructuring, integration and rationalization costs	(7)	(44)
(2,082)	154	Fair value gain (loss) on embedded derivatives	397	(2,766)
—	—	Other	(4)	331

(1,976)	507		818	(2,352)

		Refining and Marketing
(13)	(52)	Impairment and gain (loss) on sale of businesses and fixed assets	(73)	801
—	—	Environmental and other provisions	—	—
(86)	(114)	Restructuring, integration and rationalization costs	(377)	(291)
—	—	Fair value gain (loss) on embedded derivatives	(57)	—
—	—	Other	(9)	—

(99)	(166)		(516)	510

		Other businesses and corporate
(42)	(1)	Impairment and gain (loss) on sale of businesses and fixed assets	(109)	8
—	—	Environmental and other provisions	(75)	—
(75)	(37)	Restructuring, integration and rationalization costs	(108)	(133)
1	—	Fair value gain (loss) on embedded derivatives	—	(5)
(7)	(1)	Other	(68)	(74)

(123)	(39)		(360)	(204)

(2,198)	302	Total before taxation	(58)	(2,046)
770	(106)	Taxation credit (charge)(b)	29	714

(1,428)	196	Total after taxation for period	(29)	(1,332)

(a)	An analysis of non-operating items by region is shown on pages 6, 8 and 9.

(b)	Tax is calculated using the quarter’s effective tax rate on group profit.
Non-operating items are charges and credits arising in consolidated entities that BP discloses separately because it considers such disclosures to be meaningful and relevant to investors. These disclosures are provided in order to enable investors better to understand and evaluate the group’s financial performance.

Non-GAAP information on fair value accounting effects

Second quarter			First half
2008	2009		2009	2008

		$ million
		Favourable (unfavourable) impact relative to management’s measure of performance
(373)	135	Exploration and Production	293	(632)
(161)	(126)	Refining and Marketing	(235)	(60)

(534)	9		58	(692)
187	(3)	Taxation credit (charge)(a)	(21)	245

(347)	6		37	(447)

(a)	Tax is calculated using the quarter’s effective tax rate on group profit.
BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products as well as certain contracts to supply physical volumes at future dates. Under IFRS, these inventories and contracts are recorded at historic cost and on an accruals basis respectively. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories and contracts are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.
IFRS requires that inventory held for trading be recorded at its fair value using period end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.
BP enters into contracts for pipelines and storage capacity that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.
The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference for consolidated entities by comparing the IFRS result with management’s internal measure of performance, under which the inventory and the supply and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management’s internal measure of performance, are shown in the table above. A reconciliation to GAAP information is set out below.
Reconciliation of non-GAAP information

Second quarter			First half
2008	2009		2009	2008

		$ million
		Exploration and Production
11,144	4,911	Replacement cost profit before interest and tax adjusted for fair value accounting effects	9,073	21,475
(373)	135	Impact of fair value accounting effects	293	(632)

10,771	5,046	Replacement cost profit before interest and tax	9,366	20,843

		Refining and Marketing
700	806	Replacement cost profit before interest and tax adjusted for fair value accounting effects	2,005	1,848
(161)	(126)	Impact of fair value accounting effects	(235)	(60)

539	680	Replacement cost profit before interest and tax	1,770	1,788

Analysis of changes in net debt

Second quarter			First half
2008	2009		2009	2008

		$ million
		Opening balance
29,871	34,698	Finance debt	33,204	31,045
4,820	8,360	Less: Cash and cash equivalents	8,197	3,562
1,234	(323)	Less: FV asset (liability) of hedges related to finance debt	(34)	666

23,817	26,661	Opening net debt	25,041	26,817

		Closing balance
30,189	36,240	Finance debt	36,240	30,189
3,593	8,959	Less: Cash and cash equivalents	8,959	3,593
900	179	Less: FV asset (liability) of hedges related to finance debt	179	900

25,696	27,102	Closing net debt	27,102	25,696

(1,879)	(441)	Decrease (increase) in net debt	(2,061)	1,121

(1,225)	498	Movement in cash and cash equivalents (excluding exchange adjustments)	740	(1)
(517)	(984)	Net cash outflow (inflow) from financing (excluding share capital)	(2,841)	1,267
(114)	15	Other movements	22	(121)

(1,856)	(471)	Movement in net debt before exchange effects	(2,079)	1,145
(23)	30	Exchange adjustments	18	(24)

(1,879)	(441)	Decrease (increase) in net debt	(2,061)	1,121

Realizations and marker prices

Second quarter			First half
2008	2009		2009	2008

		Average realizations(a)
		Liquids ($/bbl)(b)
101.88	47.45	US	43.54	95.23
127.83	60.69	Europe	54.00	111.44
111.23	55.22	Rest of World	48.10	101.58
109.95	52.33	BP Average	46.84	100.66

		Natural gas ($/mcf)
8.76	2.47	US	2.92	7.74
8.37	4.86	Europe	5.25	8.16
5.26	2.77	Rest of World	3.08	5.11
6.63	2.86	BP Average	3.25	6.25

		Total hydrocarbons ($/boe)
82.09	34.90	US	33.38	74.88
99.10	49.11	Europe	45.00	86.12
63.67	31.81	Rest of World	30.10	59.30
75.39	35.02	BP Average	33.22	68.85

		Average oil marker prices ($/bbl)
121.18	59.13	Brent	51.68	109.05
123.81	59.71	West Texas Intermediate	51.59	111.14
123.61	59.10	Alaska North Slope	52.36	110.40
116.82	57.51	Mars	50.78	104.17
117.47	58.46	Urals (NWE — cif)	50.94	105.50
63.15	32.63	Russian domestic oil	26.46	55.01

		Average natural gas marker prices
10.94	3.51	Henry Hub gas price ($/mmbtu)(c)	4.21	9.49
60.72	27.51	UK Gas — National Balancing point (p/therm)	37.31	56.86

(a)	Based on sales of consolidated subsidiaries only — this excludes equity-accounted entities.

(b)	Crude oil and natural gas liquids.

(c)	Henry Hub First of Month Index.

Notes
1.	Basis of preparation

The interim financial information included in this report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2008 included in BP’s Annual Report on Form 20-F 2008 filed with the Securities and Exchange Commission.

BP prepares its consolidated financial statements included within its Annual Report on Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union (EU). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the group’s consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing the Annual Report on Form 20-F for 2009, which do not differ significantly from those used in BP’s Annual Report on Form 20-F 2008.

BP has adopted a new accounting standard, IFRS 8 ‘Operating Segments’, with effect from 1 January 2009. The standard defines operating segments as components of an entity about which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. It also sets out the required disclosures for operating segments. On adoption, there was no change to BP’s segments that are separately reported but the segmental financial information is now based on measures as used by the chief operating decision maker. In particular, the segment measure of profit is replacement cost profit before interest and tax — see page 15 for further information. There was no effect on the group’s reported income or net assets.

In addition, BP has adopted amendments to IAS 1 ‘Presentation of Financial Statements’, also with effect from 1 January 2009. This requires separate presentation of owner and non-owner changes in equity by introducing the statement of comprehensive income — see page 11. The statement of recognized income and expense is no longer presented. Certain minor changes in the presentation of the statement of changes in equity were also made to comply with the revised standard — see page 11. There was no effect on the group’s reported profit for the period or net assets.

Notes
2.	Sales and other operating revenues

Second quarter			First half
2008	2009		2009	2008

		$ million
		By business
24,507	12,848	Exploration and Production	25,191	47,429
97,892	49,333	Refining and Marketing	89,906	174,504
1,200	603	Other businesses and corporate	1,187	2,308

123,599	62,784		116,284	224,241

		Less: sales between businesses
13,485	7,589	Exploration and Production	13,389	25,704
960	225	Refining and Marketing	336	1,229
407	193	Other businesses and corporate	486	816

14,852	8,007		14,211	27,749

		Third party sales and other operating revenues
11,022	5,259	Exploration and Production	11,802	21,725
96,932	49,108	Refining and Marketing	89,570	173,275
793	410	Other businesses and corporate	701	1,492

108,747	54,777	Total third party sales and other operating revenues	102,073	196,492

		By geographical area
39,035	20,677	US	38,257	70,728
81,917	39,371	Non-US	72,957	146,436

120,952	60,048		111,214	217,164
12,205	5,271	Less: sales between areas	9,141	20,672

108,747	54,777		102,073	196,492

3.	Production and similar taxes

Second quarter			First half
2008	2009		2009	2008

		$ million
1,079	133	US	212	1,623
1,220	540	Non-US	922	2,285

2,299	673		1,134	3,908

Notes
4.	Earnings per share, shares in issue and shares repurchased

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.

Prior to 2009, EpS amounts for the discrete quarterly periods were determined as the difference between the relevant year-to-date period amounts. The change in method of determination of the discrete quarterly EpS amounts does not have a significant effect and the comparative EpS amounts for 2008 have not been restated.

For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

Second quarter			First half
2008	2009		2009	2008

		$ million
		Results for the period
9,358	4,385	Profit for the period attributable to BP shareholders	6,947	16,452
1	1	Less: preference dividend	1	1

9,357	4,384	Profit attributable to BP ordinary shareholders	6,946	16,451

18,823,515	18,726,093	Basic weighted average number of shares outstanding (thousand)(a)	18,723,164	18,849,504
3,137,253	3,121,016	ADS equivalent (thousand)(a)	3,120,527	3,141,584

19,015,010	18,929,930	Weighted average number of shares outstanding used to calculate diluted earnings per share (thousand)(a)	18,917,380	19,022,000
3,169,168	3,154,988	ADS equivalent (thousand)(a)	3,152,897	3,170,333

18,790,443	18,728,163	Shares in issue at period-end (thousand)(a)	18,728,163	18,790,443
3,131,741	3,121,361	ADS equivalent (thousand)(a)	3,121,361	3,131,741
85,900	—	Shares repurchased in the period (thousand)	—	176,896

(a)	Excludes treasury shares and the shares held by the Employee Share Ownership Plans and includes certain shares that will be issuable in the future under employee share plans.

Notes
5.	TNK-BP operational and financial information

Second quarter			First half
2008	2009		2009	2008

		Production (Net of royalties) (BP share)
825	837	Crude oil (mb/d)	830	821
546	555	Natural gas (mmcf/d)	599	529
919	933	Total hydrocarbons (mboe/d)(a)	933	913

		$ million
		Income statement (BP share)
2,026	873	Profit before interest and tax	1,292	3,235
(56)	(54)	Finance costs	(122)	(132)
(524)	(242)	Taxation	(427)	(855)
(95)	(31)	Minority interest	(63)	(153)

1,351	546	Net income	680	2,095

		Cash flow
—	468	Dividends received	468	1,200

	30 June	31 December
Balance sheet	2009	2008
Investments in jointly controlled entities	—	8,939
Investments in associates	9,104	—

(a)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
6.	Inventory valuation

Due to falling oil prices a provision of $1,412 million was held at 31 December 2008 to write inventories down to their net realizable value. The net movement in the provision during the second quarter of 2009 was an increase of $92 million (first quarter of 2009 was a decrease of $1,163 million).

7.	Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 27 July 2009, is unaudited and does not constitute statutory financial statements.

8.	Condensed consolidating information

BP p.l.c. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary BP Exploration (Alaska) Inc. under the BP Prudhoe Bay Royalty Trust. The following financial information for BP p.l.c., and BP Exploration (Alaska) Inc. and all other subsidiaries on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information about BP p.l.c. and its subsidiary issuers of registered securities and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each subsidiary issuer of public debt securities. Investments include the investments in subsidiaries recorded under the equity method for the purposes of the condensed consolidating financial information. Equity income of subsidiaries is the group’s share of profit related to such investments. The eliminations and reclassifications column includes the necessary amounts to eliminate the intercompany balances and transactions between BP p.l.c., BP Exploration (Alaska) Inc. and other subsidiaries. BP p.l.c. also fully and unconditionally guarantees securities issued by BP Capital Markets p.l.c. and BP Capital Markets America Inc. These companies are 100%-owned finance subsidiaries of BP p.l.c.

Notes
8.	Condensed consolidating information (continued)

	Issuer	Guarantor
	BP			Eliminations
	Exploration		Other	and
Income statement	(Alaska) Inc.	BP p.l.c.	subsidiaries	reclassifications	BP group
	$ million
First half 2009
Sales and other operating revenues	1,893	—	102,073	(1,893)	102,073
Earnings from jointly controlled entities — after interest and tax	—	—	577	—	577
Earnings from associates — after interest and tax	—	—	999	—	999
Equity-accounted income of subsidiaries — after interest and tax	489	7,671	—	(8,160)	—
Interest and other revenues	16	48	421	(91)	394
Gains on sale of businesses and fixed assets	—	9	603	(9)	603

Total revenues and other income	2,398	7,728	104,673	(10,153)	104,646

Purchases	230	—	68,447	(1,893)	66,784
Production and manufacturing expenses	486	—	11,618	—	12,104
Production and similar taxes	203	—	931	—	1,134
Depreciation, depletion amortization	219	—	5,696	—	5,915
Impairment and losses on sale of businesses and fixed assets	—	—	353	—	353
Exploration expense	—	—	466	—	466
Distribution and administration expenses	10	892	5,770	(33)	6,639
Fair value (gain) loss on embedded derivatives	—	—	(340)	—	(340)

Profit before interest and taxation	1,250	6,836	11,732	(8,227)	11,591
Finance costs	13	19	618	(58)	592
Net finance expense (income) relating to pensions and other post-retirement benefits	5	(148)	240	—	97

Profit before taxation	1,232	6,965	10,874	(8,169)	10,902
Taxation	278	9	3,589	—	3,876

Profit for the period	954	6,956	7,285	(8,169)	7,026

Attributable to:
BP shareholders	954	6,956	7,206	(8,169)	6,947
Minority interest	—	—	79	—	79

	954	6,956	7,285	(8,169)	7,026

Notes
8.	Condensed consolidating information (continued)

	Issuer	Guarantor
	BP			Eliminations
	Exploration		Other	and
Income statement	(Alaska) Inc.	BP p.l.c.	subsidiaries	reclassifications	BP group
	$ million
First half 2008
Sales and other operating revenues	4,103	—	196,492	(4,103)	196,492
Earnings from jointly controlled entities — after interest and tax	—	—	2,727	—	2,727
Earnings from associates — after interest and tax	—	—	476	—	476
Equity-accounted income of subsidiaries — after interest and tax	421	16,554	—	(16,975)	—
Interest and other revenues	271	52	597	(489)	431
Gains on sale of businesses and fixed assets	—	—	1,004	—	1,004

Total revenues and other income	4,795	16,606	201,296	(21,567)	201,130

Purchases	576	—	143,415	(4,103)	139,888
Production and manufacturing expenses	501	—	13,706	—	14,207
Production and similar taxes	1,308	—	2,600	—	3,908
Depreciation, depletion and amortization	176	—	5,456	—	5,632
Impairment and losses on sale of businesses and fixed assets	—	—	63	—	63
Exploration expense	—	—	411	—	411
Distribution and administration expenses	12	500	7,387	(26)	7,873
Fair value (gain) loss on embedded derivatives	—	—	2,771	—	2,771

Profit before interest and taxation	2,222	16,106	25,487	(17,438)	26,377
Finance costs	76	100	1,074	(463)	787
Net finance expense (income) relating to pensions and other post-retirement benefits	—	(442)	122	—	(320)

Profit before taxation	2,146	16,448	24,291	(16,975)	25,910
Taxation	665	(4)	8,567	—	9,228

Profit for the period	1,481	16,452	15,724	(16,975)	16,682

Attributable to:
BP shareholders	1,481	16,452	15,494	(16,975)	16,452
Minority interest	—	—	230	—	230

	1,481	16,452	15,724	(16,975)	16,682

Notes
8. Condensed consolidating information (continued)

	Issuer	Guarantor
	BP			Eliminations
	Exploration		Other	and
Balance sheet	(Alaska) Inc	BP p.l.c.	subsidiaries	reclassification	BP group
	$ million
At 30 June 2009
Non-current assets
Property, plant and equipment	7,237	—	98,542	—	105,779
Goodwill	—	—	10,304	—	10,304
Intangible assets	291	—	10,660	—	10,951
Investments in jointly controlled entities	—	—	15,266	—	15,266
Investments in associates	—	2	12,927	—	12,929
Other investments	—	—	1,138	—	1,138
Subsidiaries — equity-accounted basis	4,074	99,304	—	(103,378)	—

Fixed assets	11,602	99,306	148,837	(103,378)	156,367
Loans	1,414	1,182	1,431	(2,815)	1,212
Other receivables	—	—	990	—	990
Derivative financial instruments	—	—	4,423	—	4,423
Prepayments	—	—	1,303	—	1,303
Defined benefit pension plan surpluses	—	1,735	255	—	1,990

	13,016	102,223	157,239	(106,193)	166,285

Current assets
Loans	—	—	185	—	185
Inventories	150	—	18,500	—	18,650
Trade and other receivables	16,976	23,221	35,574	(46,525)	29,246
Derivative financial instruments	—	—	6,760	—	6,760
Prepayments	142	—	2,570	—	2,712
Current tax receivable	—	—	562	—	562
Cash and cash equivalents	(9)	15	8,953	—	8,959

	17,259	23,236	73,104	(46,525)	67,074

Total assets	30,275	125,459	230,343	(152,718)	233,359

Current liabilities
Trade and other payables	4,825	2,473	73,991	(46,525)	34,764
Derivative financial instruments	—	—	6,181	—	6,181
Accruals	—	6	5,809	—	5,815
Finance debt	55	—	11,963	—	12,018
Current tax payable	228	—	2,598	—	2,826
Provisions	—	—	1,403	—	1,403

	5,108	2,479	101,945	(46,525)	63,007
Non-current liabilities
Other payables	214	41	5,669	(2,815)	3,109
Derivative financial instruments	—	—	5,039	—	5,039
Accruals	—	48	665	—	713
Finance debt	—	—	24,222	—	24,222
Deferred tax liabilities	1,681	393	14,726	—	16,800
Provisions	1,105	—	11,894	—	12,999
Defined benefit pension plan and other post-retirement benefit plan deficits	—	—	10,521	—	10,521

	3,000	482	72,736	(2,815)	73,403

Total liabilities	8,108	2,961	174,681	(49,340)	136,410

Net assets	22,167	122,498	55,662	(103,378)	96,949

Equity
BP shareholders’ equity	22,167	122,498	54,954	(103,378)	96,241
Minority interest	—	—	708	—	708

	22,167	122,498	55,662	(103,378)	96,949

Notes
8.	Condensed consolidating information (continued)

	Issuer	Guarantor
	BP			Eliminations
	Exploration		Other	and
Balance Sheet	(Alaska) Inc	BP p.l.c.	subsidiaries	reclassification	BP group
	$ million
At 31 December 2008
Non-current assets
Property, plant and equipment	6,959	—	96,241	—	103,200
Goodwill	—	—	9,878	—	9,878
Intangible assets	243	—	10,017	—	10,260
Investments in jointly controlled entities	—	—	23,826	—	23,826
Investments in associates	—	2	3,998	—	4,000
Other investments	—	—	855	—	855
Subsidiaries — equity-accounted basis	3,585	111,730	—	(115,315)	—

Fixed assets	10,787	111,732	144,815	(115,315)	152,019
Loans	209	1,174	1,393	(1,781)	995
Other receivables	—	—	710	—	710
Derivative financial instruments	—	—	5,054	—	5,054
Prepayments	—	—	1,338	—	1,338
Defined benefit pension plan surpluses	—	1,516	222	—	1,738

	10,996	114,422	153,532	(117,096)	161,854

Current assets
Loans	—	—	168	—	168
Inventories	198	—	16,623	—	16,821
Trade and other receivables	18,302	6,129	35,745	(30,915)	29,261
Derivative financial instruments	—	—	8,510	—	8,510
Prepayments	37	—	3,013	—	3,050
Current tax receivable	—	—	377	—	377
Cash and cash equivalents	(10)	11	8,196	—	8,197

	18,527	6,140	72,632	(30,915)	66,384

Total assets	29,523	120,562	226,164	(148,011)	228,238

Current liabilities
Trade and other payables	4,925	2,602	57,032	(30,915)	33,644
Derivative financial instruments	—	—	8,977	—	8,977
Accruals	—	7	6,736	—	6,743
Finance debt	55	—	15,685	—	15,740
Current tax payable	162	—	2,982	—	3,144
Provisions	—	—	1,545	—	1,545

	5,142	2,609	92,957	(30,915)	69,793
Non-current liabilities
Other payables	398	33	4,430	(1,781)	3,080
Derivative financial instruments	—	—	6,271	—	6,271
Accruals	—	47	737	—	784
Finance debt	—	—	17,464	—	17,464
Deferred tax liabilities	1,630	322	14,246	—	16,198
Provisions	1,074	—	11,034	—	12,108
Defined benefit pension plan and other retirement benefit plan deficits	—	—	10,431	—	10,431

	3,102	402	64,613	(1,781)	66,336

Total liabilities	8,244	3,011	157,570	(32,696)	136,129

Net assets	21,279	117,551	68,594	(115,315)	92,109

Equity
BP shareholders’ equity	21,279	117,551	67,788	(115,315)	91,303
Minority interest	—	—	806	—	806

	21,279	117,551	68,594	(115,315)	92,109

Notes
8.	Condensed consolidating information (continued)

	Issuer	Guarantor
	BP			Eliminations
	Exploration		Other	and
Cash flow statement	(Alaska) Inc	BP p.l.c.	subsidiaries	reclassification	BP group

	$ million

First half 2009

Net cash provided by operating activities	4,887	5,212	25,230	(23,000)	12,329

Net cash (used in) provided by investing activities	(513)	9	(8,564)	–	(9,068)

Net cash used in financing activities	(4,373)	(5,217)	(15,931)	23,000	(2,521)

Currency translation differences relating to cash and cash equivalents	–	–	22	–	22

(Decrease) increase in cash and cash equivalents	1	4	757	–	762

Cash and cash equivalents at beginning of period	(10)	11	8,196	–	8,197

Cash and cash equivalents at end of period	(9)	15	8,953	–	8,959

Notes
8.	Condensed consolidating information (continued)

	Issuer	Guarantor
	BP			Eliminations
	Exploration		Other	and
Cash flow statement	(Alaska) Inc	BP p.l.c.	subsidiaries	reclassification	BP group

	$ million

First half 2008

Net cash provided by operating activities	5,806	6,663	11,442	(6,299)	17,612

Net cash used in investing activities	(307)	—	(9,001)	—	(9,308)

Net cash used in financing activities	(5,499)	(6,883)	(2,222)	6,299	(8,305)

Currency translation differences relating to cash and cash equivalents	—	—	32	—	32

(Decrease) increase in cash and cash equivalents	—	(220)	251	—	31

Cash and cash equivalents at beginning of period	(10)	244	3,328	—	3,562

Cash and cash equivalents at end of period	(10)	24	3,579	—	3,593

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c. (Registrant)
Dated: 31 July 2009	/s/ D J Pearl
D J PEARL
Deputy Company Secretary

Exhibit 99.1
Computation of ratio of earnings to fixed charges

First half 2009
$ million, except ratios

Profit before taxation	10,902

Group’s share of income in excess of dividends of equity-accounted entities	(502)

Capitalized interest, net of amortization	37

Profit as adjusted	10,437

Fixed charges:

Interest expense	406
Rental expense representative of interest	593
Capitalized interest	89

1,088

Total adjusted earnings available for payment of fixed charges	11,525

Ratio of earnings to fixed charges	10.6

Exhibit 99.2
Capitalization and indebtedness
The following table shows the unaudited consolidated capitalization and indebtedness of the BP group as of 30 June 2009 in accordance with IFRS:

30 June 2009
$ million
Share capital
Authorized share capital (1)	9,021

Capital shares (2-3)	5,177
Paid-in surplus (4)	10,848
Merger reserve (4)	27,206
Own shares	(292)
Available-for-sale investments	331
Cash flow hedges	(97)
Foreign currency translation reserve	4,297
Treasury shares	(21,426)
Share-based payment reserve	1,354
Profit and loss account	68,843

BP shareholders’ equity	96,241

Finance debt (5-7)
Due within one year	12,018
Due after more than one year	24,222

Total finance debt	36,240

Total capitalization (8)	132,481

(1)	Authorized share capital comprises 36 billion ordinary shares, par value US$0.25 per share, and 12,750,000 cumulative preference shares, par value £1 per share.

(2)	Issued share capital as of 30 June 2009 comprised 18,739,978,922 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 1,880,519,202 ordinary shares which have been bought back and held in treasury by BP and 112,803,287 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.

(3)	Capital shares represent the ordinary shares of BP which have been issued and are fully paid.

(4)	Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.

(5)	Finance debt recorded in currencies other than US dollars has been translated into US dollars at the relevant exchange rates existing on 30 June 2009.

(6)	Obligations under finance leases are included within finance debt in the above table.

(7)	As of 30 June 2009, the parent company, BP p.l.c., had outstanding guarantees totalling US$33,558 million, of which US$33,503 million related to guarantees in respect of borrowings by its subsidiary undertakings. Thus 92% of the finance debt had been guaranteed by BP. BP has no material outstanding contingent liabilities. All of BP’s debt is unsecured.

(8)	There has been no material change since 30 June 2009 in the consolidated capitalization, indebtedness or contingent liabilities of BP.